SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number 1-12897

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROVIDIAN FINANCIAL CORPORATION 401(k) PLAN
1301 Second Avenue, Seventh Floor
Seattle, Washington 98101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Mutual, Inc.
1201 Third Avenue
Seattle, Washington 98101

Total number of pages is 17

Exhibit Index is on page 16

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Providian Financial Corporation 401(k) Plan
As of December 31, 2005 and 2004 and for the year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

Providian Financial Corporation 401(k) Plan

Financial Statements
and Supplemental Schedule

As of December 31, 2005 and 2004
and for the year ended December 31, 2005

Contents

mohler, nixon + williams
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Providian Financial Corporation 401(k) Plan

We have audited the financial statements of the Providian Financial Corporation 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and for the year ended December 31, 2005, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 20, 2006

635 Campbell Technology Parkway, Suite 100 • Campbell, California 95008-5059 • Tel 408.369.2400 • Fax 408.879.9485
www.mohlernixon.com • With offices in Campbell and Palo Alto

Providian Financial Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31, 2005	December 31, 2004
Assets		
Investments, at fair value	**$ 197,454,447**	$ 185,208,726
Total investments		
Receivables:		
Employee contributions	**558**	96
Employer contributions	**3,467,998**	2,426,199
Due from broker for pending trades	**40,564**	8,234
Total receivables	**3,509,120**	2,434,529
Net assets available for benefits	**$ 200,963,567**	$ 187,643,255

See accompanying notes.

Providian Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions	
Interest and dividend income	$ 6,920,118
Net realized and unrealized appreciation in fair value of investments	11,311,593
Contributions:	
Employer	7,884,588
Employee	9,295,455
Rollovers	573,393
Total contributions	17,753,436
Total additions	35,985,147
Deductions	
Benefit payments	22,638,768
Administrative fees	26,067
Total deductions	22,664,835
Net increase in net assets available for benefits	13,320,312
Net assets available for benefits at beginning of year	187,643,255
Net assets available for benefits at end of year	$ 200,963,567

See accompanying notes.

Providian Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the Providian Financial Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

Providian Financial Corporation ("PFC") established the Plan as a defined contribution plan for the benefit of its employees and the employees of its subsidiaries. Until October 1, 2005, the Plan was sponsored by PFC. Effective October 1, 2005 PFC merged with and into Washington Mutual, Inc. ("WMI" or "the Plan Sponsor") who became the Plan Sponsor as a result of this merger. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the "Code"), as amended and of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Under the Plan, generally all employees who are regularly scheduled to work at least 20 hours per week or who have completed 1,000 hours of service per plan year are eligible, except employees covered under a collective bargaining agreement, nonresident aliens and agency or leased employees. Eligible employees may participate on the first day of the month following five months of continuous employment.

Effective January 1, 2004, the Plan has been restated to incorporate prior amendments to the plan document, and to adopt the Code Section 401(k) safe harbor plan design.

Contributions

Employee contributions to the Plan are deducted by the employer from eligible compensation on a pre-tax basis, and are limited to a maximum of 25% of compensation for each pay period. Additional pre-tax contributions, called 'catch-up' contributions, may be made up to a limit of 50% of compensation for each pay period for eligible participants who will reach their fiftieth birthday by the end of the plan year. Contributions made during the plan year may not exceed the contribution limitations established by the Internal Revenue Service. Employees may direct their pre-tax and catch-up contributions into any of the investment options offered under the Plan; however, no more than 25% of their ongoing contributions may be directed into the Plan Sponsor's common stock.

1. Description of the Plan (continued)

Contributions (continued)

Effective January 1, 2004, participants can no longer contribute to the Plan on an after-tax basis.

All contributions made pursuant to the provisions of the Plan are administered for the exclusive benefit of the participating employees and their beneficiaries.

The Plan Sponsor may make matching contributions in an amount determined at the discretion of the Plan Sponsor. Participants may direct their matching contributions to any of the investment options offered by the Plan. During 2005, matching contributions were made in an amount equal to 100% of the first 4% of eligible compensation contributed by the employee in 2005.

The Plan Sponsor may, at its sole discretion, make an annual profit sharing contribution to the Plan. The Plan participant's share of the profit sharing contribution is invested in the same manner as the participant's own contributions. All eligible Plan participants who have completed one year of service and are employed on the last day of the Plan year are eligible to receive a profit sharing contribution regardless of participation in the elective 401(k) program. During 2006, the Plan Sponsor approved the 2005 profit sharing contribution in the amount of 3.33% of eligible compensation earned during 2005. This contribution is included as an employer contribution receivable in the statement of net assets available for benefits as of December 31, 2005.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's matching and profit sharing contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Plan Sponsor's current and future matching and profit sharing contributions. At December 31, 2005 and 2004, the amount of unallocated forfeited matching contributions available to offset future matching contributions is $502 and $165,123, respectively. The amount of unallocated forfeited profit sharing contributions at December 31, 2005 and 2004 available to offset each year's profit sharing contribution is $1,473,747 and $2,104,536, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of the Plan (continued)

Vesting

Participants are immediately 100% vested in their contributions plus earnings thereon, and employer matching contributions. A participant's vested interest in the profit sharing contribution is determined according to the following schedule:

Profit Sharing Contributions

Years of Service	Vested Percentage
0 to less than 3 years	0%
3 years	50%
4 years or more	100%

Participant Notes Receivable

The Plan includes provisions for each participant to borrow a minimum of $500, and up to the lesser of $50,000 or 50% of the vested portion of the participant's account, exclusive of matching and profit sharing contributions. Interest on loans is fixed at the prime rate plus 1% as of the first day of the month in which the loan is issued. Repayment terms vary from six months to five years unless the loan is for a principal residence, in which case the repayment term may be up to ten years. Participant loan payments are deducted from the employee's compensation and forwarded to the Plan's trustee.

Payment of Benefits

Upon death, disability, retirement or termination of service, participants may receive a lump-sum distribution equal to their vested account balance, net of any outstanding participant note receivable.

Effective January 1, 2004, participants cannot obtain hardship withdrawals from the Plan.

1. Description of the Plan (continued)

Administrative Fees

The Plan Sponsor pays all costs and expenses incurred in administering the Plan, except certain participant administrative fees, such as loan account fees, in-service withdrawal fees and minimum required distribution fees, which are paid by the participant.

Plan Termination

The Plan Sponsor reserves the right at any time to amend in whole or in part any or all of the provisions of the Plan. No such amendment will reduce the benefits of any participant attributable to contributions made before the amendment takes effect unless the amendment is necessary to qualify the Plan under the Code, nor shall any amendment be made by which any funds attributable to vested contributions may be used except for the exclusive benefit of participants and their beneficiaries. Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States that require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Payment of Benefits

Benefits are recorded when paid.

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The money market fund is valued at historical cost plus accrued interest, which approximates fair value. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

During 2005, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock	$ 6,409,967
Shares of registered investment companies	4,901,626
	$ 11,311,593

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31	
	2005	**2004**
Fidelity Balanced Fund	**$ 43,643,587**	**$ 40,386,831**
Fidelity Equity Income Fund	**18,804,798**	**19,462,094**
Fidelity Retirement Money Market Portfolio	**14,169,451**	**11,540,987**
Baron Growth Fund	**20,580,530**	**18,517,396**
Washington Mutual Inc. Common Stock	**36,482,810**	**-**
Providian Financial Corporation Common Stock	**-**	**37,496,487**
Fidelity Diversified International Fund	**11,528,622**	**
Fidelity Low-Priced Stock Fund	**10,104,475**	**9,653,272**

** Fair value of investment is less than 5% of the fair value of the Plan's net assets at year end.

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated September 9, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated then re-submitted to the IRS for a new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although certain provisions adopted in the recent Plan amendment specific to compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 are not covered by the current determination letter, the Plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Transactions with Parties-in-Interest

Transactions in shares of the Plan Sponsor's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2005, the Plan made purchases of $3,238,292 and sales of $4,748,842 of the Plan Sponsor's common stock.

7. Subsequent Event

In relation to the merger of PFC and WMI, the Plan's assets merged into the Washington Mutual Inc. WaMu Savings Plan on April 1, 2006.

Providian Financial Corporation 401(k) Plan

EIN: 94-2933952, Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Value	(e) Current Value
	Common stock:		
*	Washington Mutual Incorporated	838,662 shares	$ 36,482,810
	Registered investment companies:		
	Baron Growth Fund	453,316 shares	20,580,530
*	Fidelity Balanced Fund	2,326,417 shares	43,643,587
*	Fidelity Blue Chip Growth Fund	201,675 shares	8,704,295
*	Fidelity Diversified International Fund	354,291 shares	11,528,622
*	Fidelity Equity Income Fund	356,286 shares	18,804,798
*	Fidelity Freedom 2000 Fund	9,435 shares	115,201
*	Fidelity Freedom 2010 Fund	87,546 shares	1,230,021
*	Fidelity Freedom 2020 Fund	140,933 shares	2,073,129
*	Fidelity Freedom 2030 Fund	151,576 shares	2,276,672
*	Fidelity Freedom 2040 Fund	91,367 shares	806,769
*	Fidelity Freedom Income Fund	21,268 shares	241,815
*	Fidelity Low-Priced Stock Fund	247,416 shares	10,104,475
*	Fidelity Mid-Cap Stock Fund	33,687 shares	895,061
*	Fidelity OTC Portfolio	75,175 shares	2,840,859
*	Fidelity Small-Cap Stock Fund	41,273 shares	674,405
*	Spartan U.S. Equity Index Fund	211,714 shares	9,349,281
	Domini Social Equity Fund	21,866 shares	654,461
	PIMCO Total Return Fund	846,426 shares	8,887,472
	Templeton World Fund A	107,704 shares	1,910,663
	Money market fund:		
*	Fidelity Retirement Money Market Portfolio	14,169,451 shares	14,169,451
*	**Participant notes receivable**	Collateralized loans maturing through 2014, interest rates ranging from 5.5% to 10.5%	1,480,070
			$ 197,454,447

* Indicates a party-in-interest to the Plan.

Column (d), Cost, has been omitted, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROVIDIAN FINANCIAL CORPORATION
401 (k) PLAN

By: Human Resources Committee of Washington Mutual, Inc. Board of Directors, as Plan Administrator

Date: June 27, 2006

Daryl D. David, Executive Vice President
of Washington Mutual, Inc.

Exhibit Index

Exhibit 23 Consent of Independent Registered Public Accounting Firm

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-33806) of Providian Financial Corporation of our report dated June 20, 2006, with respect to the statements of net assets available for benefits of Providian Financial Corporation 401(k) Plan as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Providian Financial Corporation 401(k) Plan.

Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 27, 2005